恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561

SUPPL

Our Ref.: HASE/TL/HL/04665

24th May, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re:* *Joint Announcement
– Proposed Disposal of Properties and Proposed Listing of a Proposed Real Estate Investment Trust on the Main Board (the "Joint Announcement")

We enclose for your information a copy of the Joint Announcement dated 23rd May, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. Neither this announcement nor anything contained herein shall form the basis of any contract or commitment whatsoever. Such offer or invitation will be made only by means of an offering circular and only in jurisdictions in which such offer or invitation may legally and validly be made.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

JOINT ANNOUNCEMENT
PROPOSED LISTING AND OFFERING OF UNITS OF A PROPOSED REAL ESTATE INVESTMENT TRUST ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND RECORD DATE FOR DETERMINING THE ASSURED ENTITLEMENTS IF THE PROPOSED LISTING AND OFFERING OF UNITS PROCEED AND RESIGNATION OF A NON-EXECUTIVE DIRECTOR

The HLD Board and the HIL Board are pleased to announce:

(a) the Proposed HLD Disposal, which will involve the sale by the HLD Group of its interests in the HLD Properties to Sunlight REIT; and

(b) the Proposed HIL Disposal, which will involve the sale by the HIL Group of its interests in the HIL Property to Sunlight REIT.

Application for Authorisation has been made to the SFC.

In preparation for the proposed listing of Sunlight REIT and in accordance with the requirements of Practice Note 15 of the Listing Rules, the HLD Board has given due regard to the interests of the HLD Shareholders by requesting the Manager to provide Qualifying HLD Shareholders with Assured Entitlements to a certain number of Units (subject to certain conditions) by way of the Preferential Offering if the Listing and the Offering proceed. The register of members of HLD will be closed on 7 June 2006 for the purpose of determining the Assured Entitlements. No transfer of HLD Shares may be registered on that day. In order to qualify for the Assured Entitlements, all transfer forms accompanied by the relevant share certificates must be lodged with the Registrar by no later than 4:00 p.m. on 6 June 2006.

The Offering and the Listing are subject to, among other things, the Authorisation being granted by the SFC and the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Units to be issued under the Offering on the Main Board of the Hong Kong Stock Exchange, but are not expected to be required to be approved by the HLD Shareholders.

HLD Shareholders, HIL Shareholders and other investors should note that:-

- **The Offering and the Listing are dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied.**
- **The HLD Board has not made a final decision whether or not to proceed, and if so when to proceed, with the Offering and the Listing.**
- **If the Offering and the Listing do not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

Accordingly, HLD Shareholders, HIL Shareholders and other investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

Further announcement(s) will be made by HLD in relation to the Offering and the Listing if and when appropriate. Any decision to apply for Units under the Preferential Offering should be based solely on the information provided in the Offering Circular to be published by the Manager in relation thereto.

The HLD Board announces that Mr. Kan Fook Yee has tendered his resignation as a non-executive director of HLD with effect from the date of this announcement as Mr. Kan has been appointed as the Chairman and a non-executive director of the Manager.

INTRODUCTION

The HLD Board and the HIL Board are pleased to announce:

(a) the Proposed HLD Disposal, which will involve the sale by the HLD Group of its interests in the HLD Properties to Sunlight REIT; and

(b) the Proposed HIL Disposal, which will involve the sale by the HIL Group of its interests in the HIL Property to Sunlight REIT.

The proposed manager of Sunlight REIT, Henderson Sunlight Asset Management Limited, is an indirect wholly-owned subsidiary of HLD. Application for Authorisation has been made to the SFC. If and when a conditional Authorisation is granted by the SFC, an application will be lodged with the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Units to be issued under the Offering on the Main Board of the Hong Kong Stock Exchange.

INFORMATION ON THE PROPERTIES

The HLD Properties

The property interests proposed to be sold to Sunlight REIT by the HLD Group include the following properties and are currently used for office and/or retail (including car parking) purposes:-

1. a 17.13% interest in the entire building of 248 Queen's Road East, a 40-storey Grade A office building located in Wanchai;

2. Righteous Centre, a 26-storey Grade B office building located in Mongkok;

3. 235 Wing Lok Street Trade Centre, a 26-storey Grade B office building located in Sheung Wan;

4. Everglory Centre, a 21-storey Grade B office building located in Tsimshatsui;

5. offices on certain floors and retail units on the ground floor of Yue Fai Commercial Centre, a 26-storey office building located in Aberdeen;

6. offices on certain floors and retail units on the ground floor of On Loong Commercial Building, a 23-storey Grade B office building located in Wanchai;

7. an approximate 36.4% interest in the shops on the ground floor of Supernova Stand, a 27-storey residential/retail composite building located in the Eastern District of Hong Kong Island;

8. shops on the ground floor, car parks on the first floor and the second floor and motor cycle parking spaces on the third floor of Royal Terrace, a 36-storey residential/retail building located in Quarry Bay;

9 three office units of Sun Fai Commercial Centre, a 15-storey Grade B office building located in Mongkok (which the HLD Group has conditionally agreed to sell to a company controlled by a private trust of the family of Dr. Lee Shau Kee, the Chairman of HLD and HIL, which company is in turn proposed to be sold to Sunlight REIT together with certain other portions of Sun Fai Commercial Centre);

10. an office unit of Kwong Wah Plaza, a 17-storey commercial building (including basement) located in Yuen Long (which the HLD Group has conditionally agreed to sell to a company controlled by a private trust of the family of Dr. Lee Shau Kee, which company is in turn proposed to be sold to Sunlight REIT together with certain other portions of Kwong Wah Plaza); and

11. the HIL Property, in which the HLD Group has an indirect interest through HLD.

The HIL Property

A one-third interest in Java Road 108 Commercial Centre, a 25-storey Grade B office building is proposed to be sold by HIL to Sunlight REIT.

THE OFFERING

If the Listing and the Offering proceed, Sunlight REIT will initially own a portfolio of a number of office and retail properties in Hong Kong, comprising the HLD Properties (including the HIL Property) and the properties proposed to be injected by companies controlled by private trusts of the family of Dr. Lee Shau Kee.

It is expected that the Offering, if it proceeds, will comprise an offer for subscription by way of a public offer in Hong Kong and an international placement to certain professional, institutional and other investors (including the Preferential Offering), and it is proposed that HLD will, through wholly-owned subsidiaries, subscribe for a number of Units (yet to be determined but not expected to exceed 5% of the total number of Units to be issued) on completion of the Offering and SKFE will, through wholly-owned subsidiaries, subscribe for a number of Units (yet to be determined but not expected to exceed 25% of the total number of Units to be issued) on completion of the Offering.

ASSURED ENTITLEMENTS AND CLOSURE OF REGISTER

In preparation for the proposed listing of Sunlight REIT and in accordance with the requirements of Practice Note 15 of the Listing Rules, the HLD Board has given due regard to the interests of the HLD Shareholders by requesting the Manager to provide Qualifying HLD Shareholders with Assured Entitlements to a certain number of Units (subject to certain conditions) by way of the Preferential Offering if the Listing and the Offering proceed.

The register of members of HLD will be closed on 7 June 2006 for the purpose of determining the Assured Entitlements. No transfer of HLD Shares may be registered on that day. In order to qualify for the Assured Entitlements, all transfer forms accompanied by the relevant share certificates must be lodged with the Registrar by no later than 4:00 p.m. on 6 June 2006.

The last day of dealing in the HLD Shares cum Assured Entitlements is expected to be on 2 June 2006 and the HLD Shares will then be traded ex Assured Entitlements as from 5 June 2006. However, if the Offering and the Listing do not take place by 15 July 2006, the HLD Board may then determine another date(s) as the record date for closure of the register of members of HLD for the purpose of determining the entitlements and further announcement(s) will be made to inform the HLD Shareholders and other investors in due course.

The Offering and the Listing are subject to, among other things, the Authorisation being granted by the SFC and the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Units to be issued under the Offering on the Main Board of the Hong Kong Stock Exchange, but are not expected to be required to be approved by the HLD Shareholders.

HLD Shareholders, HIL Shareholders and other investors should note that:-

- **The Offering and the Listing are dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied.**

- **The HLD Board has not made a final decision whether or not to proceed, and if so when to proceed, with the Offering and the Listing.**

- **If the Offering and the Listing do not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

Accordingly, HLD Shareholders, HIL Shareholders and other investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

Further announcement(s) will be made by HLD in relation to the Offering and the Listing if and when appropriate. Any decision to apply for Units under the Preferential Offering should be based solely on the information provided in the Offering Circular to be published by the Manager in relation thereto.

APPROVAL FROM HLD SHAREHOLDERS AND HIL SHAREHOLDERS NOT REQUIRED

Under Practice Note 15 of the Listing Rules, the Listing does not require the approval of the HLD Shareholders as, based on the current proposal, (i) under Rule 14.07 of the Listing Rules, the Proposed HLD Disposal is not a transaction where any of the percentage ratios is 25% or more; and (ii) Sunlight REIT does not constitute a "major subsidiary" of HLD under Rule 13.36 of the Listing Rules and, therefore, there is no material dilution of HLD's interests in any material subsidiary as a result of the proposed transactions.

Having regard to the proposed structure of Sunlight REIT (including the relationship of the Manager with HLD) and the series of proposed transactions between Sunlight REIT and both HLD and HIL and connected persons of HLD (i.e. the companies controlled by private trusts of the family of Dr. Lee Shau Kee), the Hong Kong Stock Exchange has exercised its power pursuant to Rules 14A.06 and 14A.11(4)(a) of the Listing Rules to deem Sunlight REIT to be a connected person of HLD and HIL in relation to the Proposed HLD Disposal, the Proposed HIL Disposal and the proposed subscription of Units by the HLD Group. Accordingly, the Proposed HLD Disposal (including the Proposed HIL Disposal) and the proposed subscription of Units by the HLD Group would constitute connected transactions of HLD, and the Proposed HIL Disposal would constitute a connected transaction of HIL.

Based on the current proposal,

(1) as each of the applicable percentage ratios under the Listing Rules represented by each of the Proposed HLD Disposal and the proposed subscription of Units by the HLD Group would be less than 2.5% although some of the applicable percentage ratios would exceed 0.1%, such transactions of HLD are only subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements, in Chapter 14A of the Listing Rules; and

(2) as each of the applicable percentage ratios represented by the Proposed HIL Disposal would be less than 2.5% although some of the applicable percentage ratios would exceed 0.1%, the Proposed HIL Disposal is only subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements, in Chapter 14A of the Listing Rules.

As the considerations of the Proposed HLD Disposal and the Proposed HIL Disposal have not yet been finalised, further announcement will be made by HLD and/or HIL in that regard if and when appropriate.

RESIGNATION OF A NON-EXECUTIVE DIRECTOR

The HLD Board announces that Mr. Kan Fook Yee has tendered his resignation as a non-executive director of HLD with effect from the date of this announcement as Mr. Kan has been appointed as the Chairman and a non-executive director of the Manager. Mr. Kan has confirmed that he has no disagreement with the HLD Board and is not aware of any matters that need to be brought to the attention of the HLD Shareholders. The HLD Board wishes to express its appreciation for Mr. Kan's invaluable contribution during his directorship on the HLD Board.

DEFINITIONS

"Assured Entitlements"	means the entitlements of Qualifying HLD Shareholders to apply for Reserved Units under the Preferential Offering
"Authorisation"	means the authorisation of Sunlight REIT by the SFC under section 104 of the SFO
"HIL"	means Henderson Investment Limited
"HIL Board"	means the board of directors of HIL
"HIL Group"	means HIL and its subsidiaries
"HIL Shareholders"	means shareholders of HIL
"HIL Property"	means the property interests proposed to be injected into Sunlight REIT from the HIL Group, general description of which is stated in the paragraph headed "Information on the Properties — The HIL Property" in this announcement (and which forms part of the HLD Properties)
"HLD"	means Henderson Land Development Company Limited
"HLD Board"	means the board of directors of HLD
"HLD Group"	means HLD and its subsidiaries

"HLD Properties"	means the property interests proposed to be injected into Sunlight REIT from the HLD Group, general descriptions of which are stated in the paragraph headed "Information on the Properties — The HLD Properties" in this announcement
"HLD Shareholders"	means shareholders of HLD
"HLD Shares"	means ordinary shares of nominal value of HK$2.00 each in the share capital of HLD
"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Listing"	means the proposed listing of the Units on the Main Board of the Hong Kong Stock Exchange
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Manager"	means Henderson Sunlight Asset Management Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of HLD
"Offering"	means the proposed initial public offering and placing of Units, comprising an offer for subscription by way of public offer in Hong Kong and an international placement to certain professional, institutional and other investors (of which the Preferential Offering forms part)
"Offering Circular"	means the offering circular to be issued by the Manager in connection with the offering for subscription of Units for cash at the Offer Price by way of a public offer in Hong Kong, if the Offering proceeds
"Offer Price"	means the issue price of each Unit in the Offering
"Preferential Offering"	means the preferential offering to be made to the Qualifying HLD Shareholders for subscription of the Reserved Units at the Offer Price on and subject to the terms and conditions to be stated in the Offering Circular and in the application form relating thereto
"Proposed HIL Disposal"	means the proposed disposal by the HIL Group of the HIL Property to Sunlight REIT
"Proposed HLD Disposal"	means the proposed disposal by the HLD Group of the HLD Properties to Sunlight REIT

"Qualifying HLD Shareholders"	means holders of HLD Shares, whose names appear on the register of members of HLD as holding HLD Shares at the close of business on the Record Date, other than (i) holders of HLD Shares in which Hopkins (Cayman) Limited, the ultimate controlling shareholder of HLD, is deemed to be interested under Part XV of the SFO and (ii) the registered holders of HLD Shares whose addresses on the register of members of HLD are, on the Record Date, in a place outside Hong Kong and who the HLD Board, after making enquiries regarding the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place where practical, considers the exclusion of which is necessary or expedient
"Record Date"	means the record date for ascertaining the Assured Entitlements, being 7 June 2006
"Registrar"	means Computershare Hong Kong Investor Services Limited
"Reserved Units"	means a stated number (to be determined by the Manager) of Units to be offered in the Offering which will initially be reserved for the Preferential Offering
"SFC"	means the Securities and Futures Commission of Hong Kong
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SKFE"	means Shau Kee Financial Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability which is owned by a family trust of Dr. Lee Shau Kee
"Sunlight REIT"	means Sunlight Real Estate Investment Trust, a real estate investment trust proposed to be established under the laws of Hong Kong, and, where the context so permits, includes the companies to be controlled by it
"Units"	means units of Sunlight REIT

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 23 May 2006

As at the date of this announcement, the HLD Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

As at the date of this announcement, the HIL Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.